EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the periods indicated. The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated by determining the sum of: (a) loss before income tax; (b) interest expense before preferred security dividends of consolidated subsidiaries and (c) amortization of capitalized interest.

Fixed charges are comprised of interest expense (including amortization of debt issuance costs), interest capitalized and preferred security dividends of consolidated subsidiaries.

Amount in INR 000’s

				For the Three Months Ended June 30, 2018
	For the Year Ended March 31,
	2016	2017	2018
Ratio of earnings to fixed charges
Computation of Earnings:
(Loss) before income tax	(1,327,095)	(299,236)	(1,275,111)	124,384
Interest expense*	2,325,776	2,763,992	5,844,184	1,285,721
Amortization of Capitalized Interest	14,209	20,333	32,392	10,668
Total Earning/(loss) available for fixed charges	1,012,890	2,485,089	4,601,465	1,420,773
Computation of Fixed Charges:
Interest expense*	2,325,776	2,763,992	5,844,184	1,285,721
Interest capitalized	219,166	256,802	383,884	69,862
Redeemable non-controlling Interest	29,825	44,073	6,397	—
Fixed Charges	2,574,767	3,064,867	6,234,465	1,355,583
Ratio of Earnings to Fixed Charges:	—	—	—	1.05
Earnings are inadequate to cover fixed charges in the amount of:	(1,561,877)	(579,778)	(1,633,000)	—

*

Includes onetime refinance cost relating to non-cash write offs of unamortized deferred financing cost and one-time prepayment fees for debt refinancing of INR 62,095 and INR 1,290,511 during the years ended March 31, 2017 and March 31, 2018.